

August 14, 2015

Via Email
Douglas Warner
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 100153

>   **Re: Avolon Holdings Ltd.**
>   **Schedule 14D-9 filed July 31, 2015**
>   **Schedule 14D-9/A filed August 11, 2015**
>   **Schedule 14D-9/A filed August 13, 2015**
>   **SEC File No. 5-88519**

Dear Mr. Warner:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation
Finance has reviewed the filing listed above. Our comments follow. All defined terms
have the same meaning as in your filing, unless otherwise noted.

Please respond to this letter promptly by amending your filing, by providing the
requested information, or by advising us when you will provide the requested response. If
you do not believe our comments apply to your facts and circumstances or do not believe
an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in
response to these comments, we may have additional comments. In some of our
comments, we may ask you to provide us with information so we may better understand
your disclosure. Please allow sufficient time for additional staff review after filing your
revised offer materials and your response letter.

Schedule 14D-9 filed July 31, 2015 - Item 4. Solicitation or Recommendation –
Background of Offer and Reasons for the Recommendation

1. Expand to describe the alternative transactions the Company discussed with the
   Offeror and its affiliates that are referenced here.

2. Update the disclosure with respect to any further contacts with Company A or other third parties concerning an alternative transaction. See Item 1006 of Regulation M-A.

3. We note that the Company is remaining neutral with respect to the Offer and is not making making a recommendation to shareholders whether to tender. Please expand to explain why not, given that the Offer is being made pursuant to an agreement with the Company and its major shareholders on one hand and the Offeror and its affiliates as bidders. Your expanded discussion should address why the Company is electing to remain neutral with respect to the Offer, when it received a higher offer from Company A and the Offeror and Parent for all its outstanding Shares and is currently negotiating such an alternate transaction with the bidders.

Schedule 14D-9/A filed August 11, 2015

4. Explain why the Company elected to enter into the Exclusivity Agreement with bidders that obligates the Company to negotiate exclusively with them until September 7, 2015, rather than continue an auction process or to negotiate with Company A.

Please amend the filing in response to the above comment. Please allow adequate time after the filing of the amendment for further staff review. Furnish a response letter with the amendment and provide any supplemental information requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with our comment is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all of the information investors require to make an informed decision whether to tender. Since the Company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comment, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions about this comment or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions